EXHIBIT 8.1 – LIST OF SIGNIFICANT SUBSIDIARIES AND
CONSOLIDATED AFFILIATED ENTITY

LIST OF SIGNIFICANT SUBSIDIARIES AND
CONSOLIDATED AFFILIATED ENTITIES

Significant Subsidiaries

Name of Company	Jurisdiction of Incorporation	Percentage of Equity Owned
Medicure International, Inc.	Barbados	100%
Medicure Pharma Inc.	United States (Delaware)	100%
Medicure U.S.A. Inc.	United States (Delaware)	100%
Medicure Pharma Europe Ltd	Ireland	100%
Medicure Mauritius Limited	Mauritius	100%
Apigen Investments Limited	Mauritius	100%

All significant subsidiaries do business under their respective legal names.

As at December 31, 2017, the Company, through Apigen Investments Limited and Medicure Mauritius Limited owned Apicore LLC, a United States LLC, and Apicore Pharmaceuticals Private Limited, an Indian corporation. The Company was in the process of divesting of these subsidiaries and completed a sale of the subsidiaries in January 2018.